Exhibit 99.1

News Release

August 11, 2017

TELUS reports strong results for second quarter 2017

Strong wireless loading with 99,000 high-quality postpaid net additions, up 62 per cent over last year

Record wireless postpaid churn of 0.79 per cent combined with ARPU growth of 3.9 per cent yields industry-leading lifetime revenue of $6,700, up 19 per cent over last year

121,000 new postpaid wireless, Internet and TELUS TV customer additions, up 32 per cent over last year

Consolidated revenue and EBITDA growth of 3.9 per cent and 3.6 per cent respectively, including leading wireline profit growth of 4.1 per cent

Vancouver, B.C. — TELUS Corporation’s consolidated operating revenue increased 3.9 per cent to $3.3 billion in the second quarter of 2017, over the same period a year ago. This growth reflects higher wireless network and wireline data services revenue growth, which represents 85 per cent of consolidated revenue. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 increased by 0.4 per cent to $1.2 billion, while Adjusted EBITDA was up 3.6 per cent as higher revenue growth, as well as ongoing execution of operational efficiency and effectiveness initiatives, offset increased costs to support higher wireless gross loading and retention volumes.

“TELUS reported strong second quarter results, including high-quality postpaid wireless loading, anchored by the TELUS team setting unprecedented industry benchmarks for customer loyalty and lifetime revenue,” said Darren Entwistle, President and CEO. “Importantly, we continued to deliver value-creating financial results in conjunction with strong customer loading, reflecting the company’s operational discipline, the high quality attributes of our wireless and wireline asset base, and our team’s relentless focus on our customers first promise.”

Mr. Entwistle added, “Through consistent execution of our longstanding strategy, we continue to deliver on our capital allocation programs focused on delivering long-term value for our customers and investors. This includes investing in our broadband networks to deliver advanced capabilities to our customers for decades to come, while simultaneously building on our track record of providing investors with the industry’s best multi-year dividend growth program, targeting annual dividend growth between seven and 10 per cent through to 2019. Notably, our track record of delivering on our industry-leading shareholder-friendly initiatives is highlighted by TELUS having now returned more than $14 billion to shareholders, including $9 billion in dividends, or $24 per share since 2004.”

Doug French, Executive Vice-President and CFO said, “TELUS’ strong financial results and high-quality loading and retention are a reflection of our team’s focus on operational excellence, financial discipline and driving cost efficiencies. These strong and consistent financials results are also built on the foundation of our entire team’s longstanding commitment to a customers first focus, which underpins the confidence we have in our capital allocation initiatives, future growth priorities, and our ability to maintain a strong balance sheet during this period of elevated capital intensity.”

In wireless, network revenue increased by 7.2 per cent to $1.7 billion, reflecting higher ARPU as customers move to higher-rate plans, including Premium Plus, and increased data usage, continued postpaid subscriber growth, including subscribers acquired from Manitoba Telecom Services (MTS), and higher roaming revenues. In wireline, data services and equipment revenue increased by 5.6 per cent to $1.0 billion, reflecting increased Internet and enhanced data service revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing revenues, higher TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions, and an increase in TELUS TV revenues from subscriber growth.

In the quarter, TELUS attracted 121,000 new wireless postpaid, high-speed Internet and TV customers, up 29,000 over the same quarter a year ago. The higher net additions included 99,000 wireless postpaid customers, 17,000 high-speed Internet subscribers, and 5,000 TELUS TV customers. TELUS’ total wireless subscriber base of 8.7 million is up 3.2 per cent from a year ago, reflecting a 5.1 per cent increase in the postpaid subscriber base to 7.8 million. TELUS’ high-speed Internet connections have increased 5.3 per cent to 1.7 million, while TELUS TV subscribers are higher by 4.5 per cent to 1.1 million.

TELUS’ consistent execution of putting customers first delivered a best-ever wireless monthly postpaid churn rate of 0.79 per cent, while blended churn was a record low 1.00 per cent. TELUS’ postpaid churn rate has now been below 1.00 per cent for 15 of the past 16 quarters.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended June 30		Per cent
(unaudited)	2017	2016	change
Operating revenues	3,273	3,148	3.9
Operating expenses before depreciation and amortization	2,079	1,959	6.1
EBITDA(1)	1,194	1,189	0.4
Adjusted EBITDA(1)(2)	1,230	1,188	3.6
Net income	386	416	(7.2)
Adjusted net income(3)	404	415	(2.7)
Net income attributable to common shares	379	416	(8.9)
Basic earnings per share (EPS)	0.64	0.70	(8.6)
Adjusted basic EPS(3)	0.68	0.70	(2.9)
Capital expenditures	810	769	5.3
Free cash flow(4)	260	126	106.3
Total subscriber connections(5)	12.810	12.494	2.5

(1)             EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. TELUS issues guidance on and reports EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see Section 11.1 in the accompanying 2017 second quarter Management’s discussion and analysis.

(2)             Adjusted EBITDA is defined in this news release as excluding 1) restructuring and other costs of $39 million and $23 million from the second quarter of 2017 and 2016 respectively; 2) a gain of $15 million from the exchange of wireless spectrum licences in the second quarter of 2016; and 3) net gains and equity income of $3 million and $9 million in the second quarter of 2017 and 2016 respectively, related to real estate joint venture developments.

(3)             Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), 1) restructuring and other costs; 2) a gain from the exchange of wireless spectrum licences in the second quarter of 2016; 3) net gains and equity income in the second quarter of 2017 and 2016 related to real estate joint venture developments; and 4) favourable income tax-related adjustments in the second quarter of 2017. For further analysis of adjusted net income and adjusted basic EPS, see Section 1.3 in the accompanying 2017 second quarter Management’s discussion and analysis.

(4)             Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see Section 11.1 in the accompanying 2017 second quarter Management’s discussion and analysis.

(5)             The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV® subscribers (Optik TV® and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture both undertaken during the first quarter of 2017, beginning of period residential NALs, high-speed Internet and TELUS TV subscriber balances have been increased by a net 1,000, 6,000 and 5,000 respectively. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ARPU and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

For the quarter, net income of $386 million and basic EPS of $0.64 decreased by 7.2 per cent and 8.6 per cent respectively, while adjusted net income and adjusted basic EPS decreased by 2.7 per cent and 2.9 per cent respectively.

Free cash flow4 of $260 million in the second quarter doubled from $126 million a year ago due primarily to lower cash taxes paid.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events that are forward looking, including with respect to the Company’s 2017 annual targets and guidance and future dividend increases. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, the forward-looking statements in this news release should be read together with the cautionary note in the accompanying 2017 second quarter Management’s discussion and analysis. Forward-looking statements in this news release are made based on the assumptions (including assumptions regarding the 2017 annual targets and guidance, semi-annual dividend increases through 2019, and our ability or intention to sustain or complete any normal course issuer bid), and subject to the qualifications and risk factors referred to in the accompanying Management’s discussion and analysis for the second quarter of 2017, in the 2016 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Second Quarter 2017 Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $117 million or 7.2 per cent year-over-year to $1.7 billion. This growth was driven by a larger proportion of higher-rate two-year plans in the revenue mix, including Premium Plus plans launched in June 2016, increased adoption of larger data buckets or topping up of data buckets, continued subscriber growth, including subscribers acquired from MTS, a more favourable postpaid subscriber mix, a higher smartphone mix, and higher roaming revenues.

•                  Blended ARPU was higher by 3.9 per cent to $66.87. This represents TELUS’ twenty-seventh consecutive quarter of year-over-year growth and was driven by network revenue growth as described above.

•                  Monthly postpaid subscriber churn declined by 11 basis points year-over-year to a record low of 0.79 per cent. The improvement reflects our focus on executing customers first initiatives and retention programs. Blended monthly churn declined by 15 basis points to 1.00 per cent reflecting improvements in both postpaid and prepaid churn rates, as well as an increase in the mix of postpaid subscribers.

•                  Postpaid net additions of 99,000 were higher year-over-year by 38,000 due to higher gross additions, reflecting the success of targeted promotions and marketing efforts focused on higher-value postpaid and smartphone loading, cost-effective prepaid to postpaid migrations and lower churn. Prepaid subscribers decreased by 16,000 and reflect the focus on higher-value postpaid loading, increased competition for prepaid services, and conversions to postpaid services.

•                  EBITDA decreased by $10 million or 1.3 per cent reflecting non-recurring 2016 gains related to the exchange on wireless spectrum licences as well as higher restructure and other costs including those associated with the migration of subscribers acquired from MTS. Adjusted EBITDA increased by $26 million or 3.3 per cent over last year to $809 million, reflecting higher network revenue as well as ongoing operational efficiency and effectiveness initiatives. This growth was partly offset by higher equipment sales expense related to higher-value smartphones in the sales mix, increasing handset costs, higher postpaid gross additions and increased retention volumes, higher network operating expenses, and an increase in customer support and administrative expenses, including incremental costs related to the acquisition of MTS subscribers.

•                  Wireless capital expenditures increased marginally by 0.4 per cent over the same period a year ago due to ongoing investments in TELUS’ fibre-optic network to support its small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to 5G.

TELUS wireline

•                  External wireline revenues increased by $33 million or 2.2 per cent to $1.4 billion. This growth was generated primarily by higher data services revenue.

•                  Data services and equipment revenues increased by $55 million or 5.6 per cent, due to increased Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing services, increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions, and higher TELUS TV revenues from continued subscriber growth and certain rate increases.

•                  High-speed Internet net additions of 17,000 were slightly lower by 1,000 over the same quarter a year ago. The continued growth reflected the ongoing expansion of TELUS’ high-speed broadband footprint, including fibre to the premises.

•                  Total TV net additions of 5,000 were lower by 8,000 over the same quarter a year ago, as a result of lower gross additions and satellite-TV subscriber losses due to slower subscriber growth for paid TV services reflecting a high rate of market penetration for TV services and heightened competitive intensity, including from over-the-top services. These factors were partly offset by the ongoing expansion of our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly to fibre and bundling of these services together.

•                  Residential network access lines (NALs) declined by 19,000 in the quarter, an improvement of 1,000 over the same quarter a year ago. Residential NAL losses continue to reflect the ongoing trend towards wireless and Internet substitution, as well as increased competition, partially mitigated by the success of TELUS’ bundled service offerings and our customers first initiatives.

•                  Wireline EBITDA increased by $15 million or 3.8 per cent while Adjusted EBITDA increased by $16 million or 4.1 per cent over last year to $421 million. This growth reflects ongoing growth in data service margins, including Internet, TELUS Health, TELUS TV, and business process outsourcing services, as well as execution on operating efficiency and effectiveness initiatives.

•                  Wireline capital expenditures increased 7.8 per cent over the same period a year ago due primarily to continued strategic investments in broadband network infrastructure, including connecting more homes and businesses directly to TELUS’ fibre-optic network. These investments support high-speed Internet and Optik TV subscriber growth, as well as TELUS’ growing customer demand for faster Internet speeds, and extend the reach and functionality of TELUS’ business and healthcare solutions.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.4925 Canadian per share on the issued and outstanding Common Shares of the Company payable on October 2, 2017 to holders of record at the close of business on September 8, 2017.

This third quarter dividend represents a 7.1 per cent increase from the $0.46 quarterly dividend paid on October 3, 2016.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of approximately $1,056 million in taxes in the first half of 2017 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, the Company has remitted approximately $22 billion in these taxes.

•                  Disbursing spectrum renewal fees of $50 million to Innovation, Science and Economic Development Canada in the first half of 2017. Since 2002, TELUS’ total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $26 billion.

•                  Investing $1.5 billion in capital expenditures primarily in communities across Canada in the first half of 2017 and $34 billion since 2000.

•                  Spending $3.7 billion in total operating expenses in the first half of 2017, including goods and service purchased of $2.7 billion. Since 2000, TELUS has spent $103 billion and $68 billion respectively in these areas.

•                  Generating a total team member payroll of $1.3 billion in the first half of 2017, including payroll taxes of $91 million. Since 2000, total team member payroll totals $41 billion.

•                  Returning $860 million in dividends in the first seven months of 2017 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, TELUS has returned $14.5 billion to shareholders through its dividend and share purchase programs, including $9.3 billion in dividends and $5.2 billion in share purchases, representing over $24 per share.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $13 billion of annual revenue and 12.8 million subscriber connections, including 8.7 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 12 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations Richard Gilhooley (778) 868-0235 Richard.Gilhooley@telus.com	Investor Relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, and our full 2016 annual report at telus.com/investors.

TELUS’ second quarter 2017 conference call is scheduled for Friday, August 11, 2017 at 11:00am ET (8:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on August 11 until September 15, 2017 at 1-855-201-2300. Please use reference number 1220942# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2017 Q2

TELUS Corporation — Management’s discussion and analysis — 2017 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our multi-year dividend growth program, and our multi-year share purchase program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements. An update to our assumptions for 2017 is presented in Section 9 Update to assumptions in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of new wireless networks; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of residential local voice over Internet protocol (VoIP), long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies including new or rebranded entrants, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and disruptive technologies such as OTT IP services that may displace our services.

•                  Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for wireless and wireline networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to and evolution of technology that we offer (such as TELUS TV®, including Optik TV® and TELUS Satellite TV®); supplier concentration and market power for network equipment, TELUS TV and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability and success of new products and services to be rolled out on such networks; network reliability and change management; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates charged to wireless service providers (WSPs); the Governor in Council’s request to the CRTC to reconsider whether Wi-Fi networks could count as a home network for WSPs seeking mandated roaming; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review; disputes with certain municipalities regarding rights-of-way bylaws; the potential impacts from the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s examination of the competitor quality of service regime; the CRTC’s examination of the regulatory framework for message relay service; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact from the review of Canada’s cultural policies by the Minister of Canadian Heritage; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services and timely and effective enforcement of related regulatory safeguards; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Process and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits including following compliance with any regulatory orders), the risk that Manitoba Telecom Services Inc.’s postpaid wireless customers and dealers acquired by us from BCE Inc. may not be successfully migrated; the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), including the expected benefits of the immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented, as required.

•                  Financing and debt requirements including our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any normal course issuer bid will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; including the timing of income and deductions such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings and defend against claims and lawsuits, including intellectual property infringement claims and class actions pending against us, as well as possible proceedings, intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Health, safety and the environment, including lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyber attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian/U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions and Section 10 Risks and risk management in our 2016 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Management’s discussion and analysis

August 11, 2017

Contents

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2. Core business and strategy
3. Corporate priorities for 2017
4. Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5. Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6. Changes in financial position
7. Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided (used) by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8. Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments
9. Update to assumptions	9.1 Telecommunications industry regulatory developments and proceedings
10. Risks and risk management
11. Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month and six-month periods ended June 30, 2017, and should be read together with TELUS’ June 30, 2017, unaudited condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors (Board) for issuance on August 11, 2017.

In this MD&A, unless otherwise indicated, results for the second quarter of 2017 (three-month period ended June 30, 2017) and the six-month period ended June 30, 2017, are compared with results from the second quarter of 2016 (three-month period ended June 30, 2016) and six-month period ended June 30, 2016.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and our competitive industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

Economic growth

We currently estimate that the annual rate of economic growth in Canada in 2017 will be 2.2%, as updated in our first quarter 2017 MD&A, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we currently estimate that annual rates of economic growth in British Columbia (B.C.) will be 2.3% in 2017 and in Alberta, as updated in our first quarter 2017 MD&A, will be 2.4% in 2017. The Bank of Canada’s July 2017 Monetary Policy Report estimated annual economic growth in Canada will be 2.8% in 2017. The competitive and dynamic environment in which we operate will affect how both the magnitude and timing of economic growth will impact us.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.5% for June 2017 (6.9% for December 2016 and 6.8% for June 2016). The unemployment rate for B.C. was 5.1% for June 2017 (5.8% for December 2016 and 5.9% for June 2016), while the unemployment rate for Alberta was 7.4% for June 2017 (8.5% in December 2016 and 7.9% for June 2016).

1.3 Consolidated highlights

Changes to the Board of Directors

At TELUS’ 2017 annual general meeting held on May 11, 2017, two new nominees, Kathy Kinloch and Claude Mongeau, were elected to the Board. Kathy has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as Dean of Health Sciences at BCIT. Claude served as President and Chief Executive Officer of Canadian National Railway Company from 2010 to 2016. He also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, and Senior Vice-President and Chief Financial Officer from 1999 to 2000.

Micheline Bouchard, an independent director who had served as a TELUS director since 2004, retired from our Board on May 11, 2017.

Agreement with BCE Inc. regarding Manitoba Telecom Services Inc.

On April 1, 2017, we acquired approximately one-quarter of Manitoba Telecom Services Inc.’s (MTS) postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Pursuant to this acquisition, in the second quarter of 2017, we commenced the migration of postpaid wireless subscribers to TELUS. The final price of the transactions with BCE Inc. will vary depending upon the actual number of qualifying postpaid wireless subscribers acquired; such final determination will happen by March 31, 2018.

Kroll Computer Systems Inc.

In May 2017, we acquired Kroll Computer Systems Inc. (Kroll), the primary reason for which is to enhance our geographic reach and quality of our product offering as a national pharmacy management services provider. The total purchase price was approximately $250 million, of which $100 million was paid by issuance of approximately two million TELUS Common Shares.

Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, unless otherwise noted)	2017	2016	Change		2017	2016	Change
Consolidated statements of income
Operating revenues	3,273	3,148	3.9%		6,471	6,256	3.4%
Operating income	668	690	(3.2)%		1,397	1,330	5.0%
Income before income taxes	526	556	(5.4)%		1,117	1,073	4.1%
Net income	386	416	(7.2)%		827	794	4.2%
Net income attributable to Common Shares	379	416	(8.9)%		812	794	2.3%

Earnings per share (EPS) ($)
Basic EPS	0.64	0.70	(8.6)%		1.37	1.34	2.2%
Adjusted basic EPS[1]	0.68	0.70	(2.9)%		1.42	1.39	2.2%
Diluted EPS	0.64	0.70	(8.6)%		1.37	1.34	2.2%
Dividends declared per Common Share ($)	0.4925	0.46	7.1%		0.9725	0.90	8.1%

Basic weighted-average Common Shares outstanding (millions)	592	593	(0.1)%		591	593	(0.3)%
Consolidated statements of cash flows
Cash provided by operating activities	1,126	892	26.2%		1,835	1,455	26.1%
Cash used by investing activities	(1,221)	(735)	66.1%		(2,043)	(1,395)	46.5%
Capital expenditures[2]	(810)	(769)	5.3%		(1,534)	(1,387)	10.6%

Cash provided (used) by financing activities	(328)	(207)	58.5%		147	145	1.4%
Other highlights
Subscriber connections[3] (thousands)					12,810	12,494	2.5%
EBITDA (earnings before interest, income taxes, depreciation and amortization)[1]	1,194	1,189	0.4%		2,455	2,329	5.4%
Restructuring and other costs[1]	39	23	69.6%		43	71	(39.4)%
Adjusted EBITDA[4]	1,230	1,188	3.6%		2,495	2,376	5.0%
Adjusted EBITDA margin[5] (%)	37.6	38.0	(0.4	)pts.	38.6	38.1	0.5	pts.
Free cash flow[1]	260	126	106.3%		477	234	103.8%
Net debt to EBITDA — excluding restructuring and other costs[1] (times)					2.79	2.67	0.12

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         Capital expenditures include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported on the condensed interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV and TELUS Satellite TV subscribers), measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture both undertaken during the first quarter of 2017, beginning of period residential NALs, high-speed Internet and TELUS TV subscriber balances have been increased by a net 1,000, 6,000 and 5,000, respectively and are not included in subscriber connection net additions metrics in Section 5.5. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average revenue per subscriber unit per month (ARPU) and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

(4)         Adjusted EBITDA for all periods excludes restructuring and other costs (See Section 11.1 for restructuring and other cost amounts). Adjusted EBITDA for the second quarter and first six months of 2016 excludes: (i) a $15 million gain in the second quarter of 2016, from the exchange of wireless spectrum licences; and (ii) net gains and equity income of $3 million in the second quarter of 2017 and $9 million in the second quarter of 2016, related to real estate joint venture developments.

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income related to real estate joint venture developments, as well as the gain from exchange of wireless spectrum licences in the second quarter of 2016.

Operating highlights

•                  Consolidated operating revenues increased by $125 million in the second quarter of 2017 and $215 million in the first six months of 2017:

Service revenues increased by $139 million in the second quarter of 2017 and $242 million in the first six months of 2017, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues increased by $4 million in the second quarter of 2017. In the first six months of 2017, equipment revenues decreased by $10 million, reflecting a combination of higher wireless per-unit subsidies and lower wireless retention volumes combined with wireless competitive intensity.

Other operating income decreased by $18 million in the second quarter of 2017 and $17 million in the first six months of 2017 largely due to lower net gains in the current period than in the comparable period. These changes include lower net gains and equity income related to real estate joint venture developments in addition to non-recurring 2016 gains related to the exchange on wireless spectrum licences and from the sale of property, plant and equipment, partly offset by the non-recurrence of a 2016 provision related to written put options in respect of non-controlling interests.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on June 30, 2017, our total subscriber connections increased by 316,000, reflecting a 5.1% increase in wireless postpaid subscribers, a 4.5% increase in TELUS TV subscribers and a 5.3% increase in high-speed Internet subscribers, partly offset by an 9.9% decline in wireless prepaid subscribers and a 6.3% decline in wireline residential NALs.

Our postpaid wireless subscriber net additions were 99,000 in the second quarter of 2017 and 143,000 in the first six months of 2017, up 38,000 and 74,000, respectively, from the same periods in 2016, as higher gross additions due to the success of our promotions including our focus on higher-value loading and prepaid migrations were partly offset by competitive intensity. Our monthly postpaid subscriber churn rate was a record 0.79% in the second quarter of 2017 and 0.86% in the first six months of 2017, as compared to 0.90% in the second quarter of 2016 and 0.93% in the first six months of 2016. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 17,000 in the second quarter of 2017 and 41,000 in the first six months of 2017, down 1,000 in the quarter and up 11,000 in the six-month period. The increase in the first six months resulted from the continued expansion of our high-speed broadband footprint, including fibre to the premises (FTTP) and the success of recently launched innovative product offerings. Net additions of TELUS TV subscribers were 5,000 in the second quarter of 2017 and 12,000 in the first six months of 2017, down 8,000 in the quarter and 12,000 in the six-month period. The decreases reflect lower gross additions and a decline in satellite-TV subscribers due to a declining overall market for paid TV services resulting from a high rate of market penetration and the effects of heightened competitive intensity, including from over-the-top (OTT) services. These pressures were partly offset by the continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and business directly to fibre, and bundling these services together. This contributed to overall combined Internet and TV subscriber growth of 132,000 or 5.0% over the last 12 months. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income decreased by $22 million in the second quarter of 2017, reflecting increased EBITDA fully offset by increased depreciation and amortization expenses resulting from higher expenditures associated with both our capital asset base and intangible asset base, including acquisitions, and the impact of our continuing program of asset life studies. Operating income increased by $67 million in the first six months of 2017, reflecting growth in EBITDA, partially offset by increases in total depreciation and amortization expenses.

EBITDA includes restructuring and other costs, and net gains and equity income related to real estate joint venture developments recorded in the second quarters of 2017 and 2016. EBITDA also includes a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016. EBITDA increased by $5 million in the second quarter of 2017, reflecting growth in wireless network revenues and increased wireline data revenues, partially offset by increased costs associated with higher wireless gross loading and retention volumes, increased restructuring and other costs including those associated with the migration of subscribers acquired from MTS, and increased employee benefits expense. EBITDA increased by $126 million in the first six months of 2017 due to growth in wireless network revenues, increased wireline data revenues, and lower restructuring and other costs, partly offset by continued declines in legacy voice services.

Adjusted EBITDA excludes restructuring and other costs and excludes net gains and equity income related to real estate joint venture developments recorded in the second quarters of 2017 and 2016 in addition to the exclusion of a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016. Adjusted EBITDA increased by $42 million or 3.6% in the second quarter of 2017, and increased by $119 million or 5.0% in the first six months of 2017. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•                  Income before income taxes decreased by $30 million in the second quarter of 2017, driven by lower Operating income as noted above and an increase in Financing costs. Income before income taxes increased by $44 million in the first six months of 2017, reflecting higher Operating income as noted above, partly offset by an increase in Financing costs. The increase in Financing costs resulted from lower capitalized long-term debt interest costs for spectrum licences that are now being deployed and higher average long-term debt outstanding. These were partly offset by foreign exchange gains. (See Financing costs in Section 5.3.)

•                  Income taxes remained flat in the second quarter of 2017 and increased by $11 million in the first six months of 2017, primarily due to higher Income before income taxes.

•                  Net income attributable to Common Shares decreased by $37 million in the second quarter of 2017, driven by lower Operating income and increased Financing costs. Net income attributable to Common Shares increased by $18 million in the first six months of 2017, reflecting higher Operating income, partly offset by higher Financing costs and higher Income taxes. Excluding net gains and equity income related to real estate joint venture developments recorded in the second quarters of 2017 and 2016, restructuring and other costs, income tax-related adjustments, and a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, adjusted Net income decreased by $11 million or 2.7% in the second quarter of 2017 and increased by $12 million or 1.4% in the first six months of 2017.

Analysis of Net income

	Second quarters ended June 30			Six-month periods ended June 30
($)	2017	2016	Change	2017	2016	Change
Net income attributable to Common Shares	379	416	(37)	812	794	18
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes	—	(13)	13	—	(13)	13
Net gains and equity income from real estate joint venture developments, after income taxes	(2)	(5)	3	(2)	(5)	3
Restructuring and other costs, after income taxes	28	17	11	32	52	(20)
(Favourable) unfavourable income tax-related adjustments	(1)	—	(1)	(1)	1	(2)
Adjusted net income	404	415	(11)	841	829	12

•                  Basic EPS decreased by $0.06 or 8.6% in the second quarter of 2017. Basic EPS increased by $0.03 or 2.2% in the first six months of 2017. Excluding the effects of restructuring and other costs, net gains and equity income related to real estate joint venture developments recorded in the second quarters of 2017 and 2016, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and income-tax related adjustments, adjusted basic EPS decreased by $0.02 in the second quarter of 2017 and increased by $0.03 in the first six months of 2017.

Analysis of basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
($)	2017	2016	Change	2017	2016	Change
Basic EPS	0.64	0.70	(0.06)	1.37	1.34	0.03
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes, per share	—	(0.02)	0.02	—	(0.02)	0.02
Net gains and equity income from real estate joint venture developments, after income taxes, per share	—	(0.01)	0.01	—	(0.01)	0.01
Restructuring and other costs, after income taxes, per share	0.04	0.03	0.01	0.05	0.08	(0.03)
Adjusted basic EPS	0.68	0.70	(0.02)	1.42	1.39	0.03

•                  Dividends declared per Common Share were $0.4925 in the second quarter of 2017 and $0.9725 in the first six months of 2017, reflecting increases of 7.1% from the second quarter of 2016 and 8.1% from the first six months of 2016. This is consistent with our announced intention of dividend growth in the range of 7 to 10% per annum through 2019. On August 10, 2017, the Board declared a third quarter dividend of $0.4925 per share on the issued and outstanding Common Shares, payable on October 2, 2017, to shareholders of record at the close of business on September 8, 2017. The third quarter dividend reflects a cumulative increase of $0.0325 per share or 7.1% from the $0.46 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.79 times at June 30, 2017, up from 2.67 times at June 30, 2016, as the increase in net debt exceeded the growth in EBITDA — excluding restructuring and other costs. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $234 million in the second quarter of 2017 and $380 million in the first six months of 2017 due to lower income taxes instalments paid and growth in Adjusted EBITDA.

•                  Cash used by investing activities increased by $486 million in the second quarter of 2017 and $648 million in the first six months of 2017 attributed to higher cash payments for acquisitions and higher capital expenditures. Acquisitions increased by $466 million in the second quarter of 2017 and $476 million in the first six months of 2017, primarily due to the aforementioned MTS and Kroll acquisitions. Capital expenditures increased by $41 million in the second quarter of 2017 and $147 million in the first six months of 2017, mainly due to continued generational capital investments in broadband infrastructure and our network enhancement investments in Manitoba to improve coverage, capacity and speeds to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network. Investments in our broadband infrastructure include our fibre-optic network, which supports our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G, as well as connect more homes and businesses directly to our fibre-optic network. (See Section 7.3 Cash used by investing activities.)

•                  Cash used by financing activities increased by $121 million in the second quarter of 2017 reflecting the impact of the 2016 non-recurring issuance of shares by a subsidiary to a non-controlling interest, partly offset by lower redemptions of long-term debt net of issuances. Cash provided by financing activities slightly increased by $2 million in the first six months of 2017 as lower redemptions of long-term debt net of issuances coupled with no share repurchase activity in 2017 was mostly offset by the impact of the 2016 non-recurring issuance of shares by a subsidiary to a non-controlling interest. (See Section 7.4 Cash provided (used) by financing activities.)

•                  Free cash flow increased by $134 million in the second quarter of 2017 and $243 million in the first six months of 2017, resulting from lower income taxes paid and increased Adjusted EBITDA, partially offset by an increase in capital expenditures. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.              Core business and strategy

Our core business was described in our 2016 annual MD&A. The following are business updates grouped under the applicable strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $5.7 billion in the first six months of 2017, up $270 million or 5.0%, while remaining revenues totalled $762 million in the first six months of 2017, down $55 million or 6.7%. Revenues from our growth services, including wireless revenues and wireline data revenues, represented 88% of our consolidated revenues for the first six months of 2017, as compared to 87% in the same period in 2016.

Providing integrated solutions that differentiate TELUS from our competitors

In May 2017, we launched Pik TV, which provides customers with access to 23 basic local and regional cable channels and a choice of five specialty channels, as well as sports and movie theme pack options. On demand channels, along with streaming apps via TELUS Internet through the Pik TV media box and Pik TV application, are also available. Pik TV was created to embrace the changing environment where content is available from many alternatives by providing a streamlined offer for customers who may have otherwise ceased and/or never subscribed for TV services.

In May 2017, Canada Health Infoway selected TELUS Health as the successful bidder to be the technical solution provider for PrescribeIT, a national e-prescribing service. PrescribeIT will enable the secure electronic transmission of prescriptions from a physician office or clinic directly to the patient’s pharmacy of choice. Electronic transmission of prescriptions will prevent transcription errors, save time for physicians and pharmacists, and increase convenience for patients. PrescribeIT will be built on the open, interoperable and vendor-agnostic TELUS Health Exchange platform, which already provides health care professionals with a variety of collaboration tools that improve the quality and efficiency of the care they provide to their patients.

Building national capabilities across data, IP, voice and wireless

In June 2017, together with our lead vendor, we successfully completed a 5G wireless connection using the global 3GPP technology standards platform in our 5G Living Lab in Vancouver.

In June 2017, we completed our initiative in Ontario and Quebec to update our radio access network to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In April 2017, TELUS Health and Université Laval announced a partnership to provide comprehensive simulation teaching facilities to the university’s pharmacy faculty. Additionally, pharmacy students will have an opportunity to operate Ubik, TELUS Health’s pharmacy management platform currently being deployed across pharmacies in Quebec, which will be customized for use in academic settings.

As discussed in Section 1.3, on April 1, 2017, we acquired approximately one-quarter of MTS’ postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba.

Also described in Section 1.3, in May 2017, we completed the acquisition of Kroll to enhance our geographic reach and quality of our product offering as a national pharmacy management services provider.

3.              Corporate priorities for 2017

Our 2017 corporate priorities were listed in our 2016 annual MD&A and updated in our first quarter 2017 MD&A as follows:

•                  Delivering on TELUS’ future friendly® brand promise by putting customers first

•                  Elevating our winning culture for sustained competitive advantage

•                  Generating profitable top-line revenue growth while enhancing our operational efficiency

•                  Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability

•                  Driving TELUS’ leadership position in our chosen business, public sector and international markets

•                  Advancing TELUS’ leadership in healthcare information management for better human outcomes.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our 2016 annual MD&A.

4.2 Operational resources

For a discussion of our operational resources, please refer to Section 4.2 of our 2016 annual MD&A.

Wireless

Churn is defined in Section 11.2 of this MD&A. Our monthly postpaid churn rate was a record 0.79% in the second quarter of 2017 and has now been below 1% for 15 of the past 16 quarters despite strong competitive and economic pressures. In the second quarter of 2017, we continued to deliver leading blended customer churn on a national basis. Our monthly blended churn was a record 1.00% in the second quarter of 2017, which represented our lowest second quarter churn rate since we became a national carrier 17 years ago. This further exemplifies the success of our differentiated customers first culture, our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, and our retention programs.

Since mid-2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority of putting customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base. This includes investments in wireless small cells linked to our fibre network to improve coverage and prepare for a more efficient and timely evolution to 5G wireless services.

As at June 30, 2017, our 4G long-term evolution (LTE) network covered 99% of Canada’s population, up from 97% at June 30, 2016. Furthermore, we have continued to invest in our LTE advanced network roll-out, which covered more than 84% of Canada’s population at June 30, 2017, up from 55% at June 30, 2016. Outside of LTE advanced and LTE coverage areas, and for voice services, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of Canada’s population at June 30, 2017.

Wireline

We have continued to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV, and enhanced marketing of data products and bundles. Our fibre network is also an essential component of our wireless network, and will enable 5G deployment in the future.

As at June 30, 2017, our high-speed broadband coverage reached approximately 3 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 1.26 million homes and businesses covered by fibre-optic cable, up from approximately 0.83 million homes and businesses in the second quarter of 2016, which provides these premises with immediate access to our gigabit-capable fibre-optic network.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may change the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bid (NCIB) programs, issue new debt, issue new debt to replace existing debt with different characteristics, issue new shares, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital by utilizing a number of measures, including net debt to EBITDA — excluding restructuring and other costs ratio and the dividend payout ratio. (See definitions in Section 11.1.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. There can be no assurance that we will maintain a dividend growth program or that it will not be changed through 2019. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2016 annual MD&A.)

•                  On August 10, 2017, a third quarter dividend of $0.4925 per share was declared on our issued and outstanding Common Shares, payable on October 2, 2017, to shareholders of record at the close of business on September 8, 2017. The third quarter dividend for 2017 reflects a cumulative increase of $0.0325 per share or 7.1% from the $0.46 per share dividend paid in October 2016.

•                  In connection with dividends declared during the three-month and six-month periods ended June 30, 2017, our dividend reinvestment and share purchase plan trustee purchased, from Treasury, approximately 0.4 million Common Shares for approximately $16 million, and approximately 0.7 million Common Shares for approximately $31 million, respectively, with no discount applicable.

Purchase of Common Shares

•                  During the three-month and six-month periods ended June 30, 2017, we did not have any transactions pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $1,032 million at June 30, 2017, all of which was denominated in U.S. dollars (U.S.$794 million), compared to $613 million at December 31, 2016, and $975 million at June 30, 2016.

•                  Proceeds from securitized trade receivables were $100 million at June 30, 2017, (June 30 and December 31, 2016 — $100 million).

Maintain compliance with financial objectives

Certain of our current financial objectives will be reviewed in 2017 for possible revision due to changes arising from the adoption of new accounting standards, IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases. (See Section 8.2 Accounting policy developments in our 2016 annual MD&A.)

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On August 11, 2017, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at June 30, 2017, the ratio was 2.79 times, outside of the range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015, and the elevated strategic capital investments in our fibre optic network. We expect this ratio to decline in 2018 and we continue to expect to return to within the objective range in the medium term, consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis — Our target ratio is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at June 30, 2017, the historical ratio of 91% and the adjusted historical ratio of 78% exceeded the objective range, however we currently expect that we will be within our target guideline for the 2017 fiscal year when considered on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at June 30, 2017, our unutilized liquidity was more than $1 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to average revenue per subscriber unit per month (ARPU) growth, high-speed Internet subscriber growth, and the various trends described in this section as they relate to the future. There can be no assurance that we have accurately identified the trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and of capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments may change in the future. As we do not currently aggregate operating segments, our reportable segments as at June 30, 2017 accordingly, are also wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3
Operating revenues	3,273	3,198	3,305	3,238	3,148	3,108	3,217	3,155
Operating expenses
Goods and services purchased[1]	1,433	1,313	1,574	1,426	1,331	1,300	1,482	1,394
Employee benefits expense[1]	646	624	962	681	628	668	757	693
Depreciation and amortization	526	532	533	515	499	500	518	471
Total operating expenses	2,605	2,469	3,069	2,622	2,458	2,468	2,757	2,558
Operating income	668	729	236	616	690	640	460	597
Financing costs	142	138	134	129	134	123	114	106
Income before income taxes	526	591	102	487	556	517	346	491
Income taxes	140	150	15	132	140	139	85	126
Net income	386	441	87	355	416	378	261	365
Net income attributable to Common Shares	379	433	81	348	416	378	261	365
Net income per Common Share:
Basic earnings per share (basic EPS)	0.64	0.73	0.14	0.59	0.70	0.64	0.44	0.61
Adjusted basic EPS[2]	0.68	0.74	0.53	0.65	0.70	0.70	0.54	0.66
Diluted EPS	0.64	0.73	0.14	0.59	0.70	0.64	0.44	0.61
Dividends declared per Common Share	0.4925	0.48	0.48	0.46	0.46	0.44	0.44	0.42
Additional information:
EBITDA[2]	1,194	1,261	769	1,131	1,189	1,140	978	1,068
Restructuring and other costs[2]	39	4	348	60	23	48	99	51
Gains on the exchange of wireless spectrum licences	—	—	—	—	15	—	—	—
Net gains and equity income from real estate joint venture developments	3	—	7	10	9	—	—	—
Adjusted EBITDA[2]	1,230	1,265	1,110	1,181	1,188	1,188	1,077	1,119
Cash provided by operating activities	1,126	709	732	1,032	892	563	870	1,025
Free cash flow[2]	260	217	(191)	98	126	108	197	310

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in both our ARPU and subscriber base; and (ii) wireline data service revenue, driven by Internet and enhanced data, business process outsourcing, TELUS Health and TELUS TV services revenues. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Consolidated revenue growth was partially offset by the continued decline in wireline voice revenues and the general decline in wireless equipment revenues. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased expense reflects increasing equipment expenses associated with higher-value smartphones in the sales mix, increased handset costs (which includes the effect of the multi-year decline in the Canadian dollar: U.S. dollar exchange rate), and increased costs associated with higher volumes; increasing wireless customer service, administrative, roaming, and external labour expenses to support growth in our subscriber base; and increased wireline TV costs of sales associated with a growing subscriber base. These were partly offset by lower wireline equipment costs.

The general trend of year-over-year decreases in Employee benefits expense reflects moderating wages and salaries resulting from a decrease in the number of full-time equivalent (FTE) domestic employees and the impact of benefits from certain contract concessions associated with our fourth quarter of 2016 immediately vesting transformative compensation described in our 2016 annual MD&A that are yielding productivity improvements and continue to support our customer service focus. This was partly offset by increases in the number of employees to support increased business process outsourcing revenue growth and from business acquisitions.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets which is supporting the expansion of our broadband footprint and enhanced long-term evolution (LTE) network coverage, and growth in business acquisitions, as well as the present impact of our continuing program of asset life studies. The investments in our fibre-optic network also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with significant investments in wireless spectrum licences acquired during wireless spectrum licence auctions in 2014 and 2015 and our generational investments in fibre to homes and businesses. However, Financing costs are net of capitalized interest related to spectrum licences acquired during the wireless spectrum licence auctions and capitalization of interest ceased in the first quarter of 2017, as cell sites are now capable of being built to utilize those spectrum frequencies. Financing costs also include the Employee defined benefit plans net interest expense. Additionally for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current periods for income taxes of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS has also been impacted by share purchases under our normal course issuer bid programs. However there have been no repurchases in the first six months of 2017.

The general trend of year-over-year increases in Cash provided by operating activities reflects generally higher consolidated Adjusted EBITDA. It also reflects increased interest payments arising from increases in debt outstanding, offset by lower fixed-term interest rates. Both income tax payments and restructuring and other costs have generally increased in 2016 but we have assumed that cash income tax payments will decrease in fiscal 2017, as described in Section 9.3 of our 2016 annual MD&A. The trend in free cash flow reflects the factors affecting Cash provided by operating activities, as well as increases in capital expenditures. For further discussion on trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Service	3,091	2,952	4.7%	6,118	5,876	4.1%
Equipment	168	164	2.4%	326	336	(3.0)%
Revenues arising from contracts with customers	3,259	3,116	4.6%	6,444	6,212	3.7%
Other operating income	14	32	(56.3)%	27	44	(38.6)%
	3,273	3,148	3.9%	6,471	6,256	3.4%

Consolidated operating revenues increased by $125 million in the second quarter of 2017 and $215 million in the first six months of 2017.

•                  Service revenues increased by $139 million in the second quarter of 2017 and $242 million in the first six months of 2017, primarily reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects growth in blended ARPU and a higher wireless subscriber base and to a lesser extent revenues related to subscribers we acquired from Manitoba Telecom Services Inc. (MTS). Wireline data service revenue reflects increases in Internet and enhanced data service; business process outsourcing; TELUS Health; and TELUS TV revenues. Higher TELUS Health revenues were driven by organic growth through additional professional services and support revenue, and through acquisitions. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•                  Equipment revenues increased by $4 million in the second quarter of 2017 from equipment sales in the business market. For the six-month period, equipment revenues decreased by $10 million, primarily reflecting a decrease in wireless equipment revenue from a combination of higher per-unit subsidies and lower wireless retention volumes combined with wireless competitive intensity, partly offset by increased postpaid gross additions.

•                  Other operating income decreased by $18 million in the second quarter of 2017 and $17 million in the first six months of 2017, primarily due to lower net gains in the current period than in the comparable period. These changes include lower net gains and equity income related to real estate joint venture developments in addition to non-recurring 2016 gains related to the exchange of wireless spectrum licences and from the sale of property, plant and equipment, partly offset by the non-recurrence of a 2016 provision related to written put options issued in a 2012 business combination for the non-controlling interests.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Goods and services purchased	1,433	1,331	7.7%	2,746	2,631	4.4%
Employee benefits expense	646	628	2.9%	1,270	1,296	(2.0)%
Depreciation	391	385	1.6%	793	770	3.0%
Amortization of intangible assets	135	114	18.4%	265	229	15.7%
	2,605	2,458	6.0%	5,074	4,926	3.0%

Consolidated operating expenses increased by $147 million in the second quarter of 2017 and $148 million in the first six months of 2017.

•                  Goods and services purchased increased by $102 million in the second quarter of 2017 and $115 million in the first six months of 2017 reflecting increased costs associated with higher wireless gross loading and retention volumes, higher handset costs (partially due to the decline in the Canadian dollar exchange rate versus the U.S. dollar over the last two years), increased advertising and promotion expense, increased roaming costs, increased external labour to support a growing subscriber base, higher non-labour restructuring costs including those associated with the migration of subscribers from MTS, customer support costs related to acquired MTS subscribers, and higher TV content costs.

•                  Employee benefits expense increased by $18 million in the second quarter of 2017, primarily due to an increase in employees supporting growing business process outsourcing revenue, partially offset by benefits from certain contract concessions associated with our immediately vesting transformative compensation that are yielding productivity improvements and continue to support our customer service focus. For the first six months of 2017, Employee benefits expense decreased by $26 million, mainly due to the non-recurrence of labour-related restructuring expenses from 2016, lower compensation and benefits costs resulting from a decrease in the number of domestic FTE employees, and the aforementioned benefits from certain contract concessions, all of which are partly offset by the aforementioned increase in employees and compensation to support growth in business process outsourcing revenue.

•                  Depreciation increased by $6 million in the second quarter of 2017 and $23 million in the first six months of 2017 due to increased expenditures associated with capital assets including business acquisitions, as well as the impact of our continuing program of asset life studies, partly offset by higher asset retirements.

•                  Amortization of intangible assets increased by $21 million in the second quarter of 2017 and $36 million in the first six months of 2017, reflecting increased expenditures associated with the intangible asset base including business acquisitions.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Wireless EBITDA (See Section 5.4)	783	793	(1.3)%	1,603	1,549	3.5%
Wireline EBITDA (See Section 5.5)	411	396	3.8%	852	780	9.1%
EBITDA	1,194	1,189	0.4%	2,455	2,329	5.4%
Depreciation and amortization (discussed above)	(526)	(499)	(5.4)%	(1,058)	(999)	(5.9)%
	668	690	(3.2)%	1,397	1,330	5.0%

Operating income decreased by $22 million in the second quarter of 2017 and increased by $67 million in the first six months of 2017. EBITDA increased by $5 million in the second quarter of 2017 and $126 million in the first six months of 2017 while Adjusted EBITDA (see Section 11.1) increased by $42 million in the second quarter of 2017 and $119 million in the first six months of 2017. These increases reflect wireless network revenue growth driven by higher ARPU and a larger customer base, in addition to growth in data service margins.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Gross interest expense	144	138	4.3%	286	275	4.0%
Capitalized long-term debt interest	—	(11)	n/m	—	(28)	n/m
Interest expense
Employee defined benefit plans net interest	2	1	100.0%	3	2	50.0%
Interest (income)	(1)	(1)	—%	(1)	(1)	—%
Foreign exchange (gains) losses	(3)	7	n/m	(8)	9	n/m
	142	134	6.0%	280	257	8.9%

Financing costs increased by $8 million in the second quarter of 2017 and $23 million in the first six months of 2017, mainly due to the following factors:

•                  Gross interest expense, prior to capitalization of long-term debt interest, increased by $6 million in the second quarter of 2017 and $11 million in the first six months of 2017, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.16% at June 30, 2017, as compared to 4.32% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), which we deploy in our existing network. Capitalization of long-term debt interest occurs until substantially all of the activities necessary to prepare the spectrum for its intended use are complete, effectively when cell sites are ready to be put into service. The capitalization of interest ceased in the first quarter of 2017.

•                  Employee defined benefit plans net interest slightly increased by $1 million in both the second quarter and first six months of 2017. There was a small increase in the defined benefit plan deficit at December 31, 2016, compared to December 31, 2015, and minimal change in the discount rate.

•                  Foreign exchange (gains) losses have fluctuated as a result of the strengthening of the Canadian dollar relative to the U.S. dollar in 2017 combined with the impact of our hedging activities and the impacts from our international business process outsourcing operations.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2017	2016	Change		2017	2016	Change
Income tax computed at applicable statutory rates	141	148	(4.7)%		298	285	4.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	n/m		—	1	(100.0)%
Adjustments recognized in the current period for income taxes of prior periods	(1)	—	n/m		(1)	—	n/m
Other	—	(8)	(100.0)%		(7)	(7)	—%
Income taxes	140	140	—%		290	279	3.9%
Income taxes computed at applicable statutory rates (%)	26.8	26.5	0.3	pts.	26.7	26.6	0.1	pts.
Effective tax rate (%)	26.6	25.2	1.4	pts.	26.0	26.0	—	pts.

Total income tax expense was flat in the second quarter of 2017 and increased by $11 million in the first six months of 2017, primarily due to higher Income before income taxes.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Net income	386	416	(7.2)%	827	794	4.2%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	21	4	n/m	13	(10)	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	18	94	(80.9)%	86	17	n/m
Comprehensive income	425	514	(17.3)%	926	801	15.6%

Comprehensive income decreased by $89 million in the second quarter of 2017, primarily due to decreases in employee defined benefit plan re-measurement amounts in addition to decreases in Net income. For the six-month period, Comprehensive income increased by $125 million, primarily due to increases in employee defined benefit plan re-measurement amounts and higher Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend in wireless network revenue reflects growth in both ARPU and our subscriber base, driven by larger proportions of higher-rate plans in the revenue mix and higher data consumption. This growth, coupled with higher-value smartphones in the sales mix, was partially offset by the general decline in wireless equipment revenues. This general decline in wireless equipment revenues reflects higher per-unit subsidies driven by competitive intensity and generally lower retention volumes.

The wireless ARPU growth trend increased in 2017 due to an emphasis on the marketing and increased mix of higher-rate plans, including the Premium Plus plans launched in June 2016 and a higher mix of data share plans. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer behavioural response to increased frequency of customer data usage notifications and offloading of data traffic to Wi-Fi hotspots. ARPU is expected to continue to increase modestly throughout 2017, as a result of the continued growth in data usage and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, the economic environment, consumer behaviour, the regulatory environment, device selection and other factors, and, as a consequence, there cannot be assurance that ARPU growth will continue to materialize.

We may experience pressure on our postpaid subscriber churn if competitive intensity continues, in part due to an increase in customers on expired contracts, as well as customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

Historically, there have been significant third and fourth quarter seasonal effects reflected in higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals in those quarters. These impacts can be more pronounced around popular device launches and seasonal events such as back to school, Black Friday and Christmas. The costs associated with higher seasonal loading volumes have typically resulted in sequential decreases in wireless EBITDA from the second quarter through to the fourth quarter, typically followed by sequential increases in wireless EBITDA from the fourth quarter through to the second quarter, with the fourth quarter of 2016 including the immediately vesting transformative compensation expense. Subscriber additions have generally been lowest in the first quarter. Historically, wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance usage spikes become less pronounced. In addition, customers are opting for higher-capacity data plans with higher base prices and benefiting from flexible data top-up features, resulting in less variability in chargeable data usage but higher monthly recurring revenue. The trends in revenue and revenue-based operating metrics will be impacted by our adoption of IFRS 15, Revenue from Contracts with Customers, as discussed further in Section 8.2 Accounting policy developments of our 2016 annual MD&A.

Wireless operating indicators

As at June 30	2017	2016	Change
Subscribers (000s):
Postpaid	7,753	7,376	5.1%
Prepaid	947	1,051	(9.9)%
Total	8,700	8,427	3.2%
Postpaid proportion of subscriber base (%)	89.1	87.5	1.6	pts.
HSPA+ population coverage[1] (millions)	36.7	35.7	2.8%
LTE population coverage[1] (millions)	36.5	35.1	4.0%

	Second quarters ended June 30				Six-month periods ended June 30
	2017	2016	Change		2017	2016	Change
Subscriber gross additions (000s):
Postpaid	262	247	6.1%		487	459	6.1%
Prepaid	80	84	(4.8)%		150	163	(8.0)%
Total	342	331	3.3%		637	622	2.4%
Subscriber net additions (000s):
Postpaid	99	61	62.3%		143	69	n/m
Prepaid	(16)	(21)	23.8%		(69)	(54)	(27.8)%
Total	83	40	n/m		74	15	n/m
Blended ARPU, per month[2] ($)	66.87	64.38	3.9%		66.20	63.73	3.9%
Churn, per month[2] (%)
Blended	1.00	1.15	(0.15	)pts.	1.09	1.21	(0.12	)pts.
Postpaid	0.79	0.90	(0.11	)pts.	0.86	0.93	(0.07	)pts.

(1)         Including network access agreements with other Canadian carriers.

(2)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(3)         Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ARPU and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

Operating revenues — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions, except ratios)	2017	2016	Change	2017	2016	Change
Network revenue	1,725	1,608	7.2%	3,398	3,181	6.8%
Equipment and other service revenues	123	123	—%	231	247	(6.5)%
Revenues arising from contracts with customers	1,848	1,731	6.8%	3,629	3,428	5.9%
Other operating income	(2)	23	(108.7)%	—	28	(100.0)%
External operating revenues	1,846	1,754	5.2%	3,629	3,456	5.0%
Inter-service revenues	11	14	(21.4)%	22	28	(21.4)%
Wireless operating revenues	1,857	1,768	5.0%	3,651	3,484	4.8%

Network revenue from external customers increased by $117 million in the second quarter of 2017 and $217 million in the first six months of 2017. Network revenue increased, reflecting: (i) a larger proportion of higher-rate plans in the revenue mix, including the Premium Plus plans launched in June 2016; (ii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets; (iii) growth in the subscriber base, including subscribers we acquired from MTS; (iv) a higher postpaid subscriber mix; (v) higher smartphone mix; and (vi) higher roaming revenues.

•                  Monthly blended ARPU was $66.87 in the second quarter of 2017 and $66.20 in the first six months of 2017, reflecting increases of $2.49 for the quarter and $2.47 for the six-month period. The increases were primarily driven by effects of higher network revenue (as described above).

•                  Gross subscriber additions were 342,000 in the second quarter of 2017 and 637,000 in the first six months of 2017, reflecting increases of 11,000 for the quarter and 15,000 for the six-month period. Postpaid gross additions increased by 15,000 for the quarter and 28,000 for the first six months due to the success of promotions including our marketing efforts focused on higher-value postpaid and smartphone loading, partly offset by competitive intensity. Prepaid gross activations decreased by 4,000 for the quarter and 13,000 for the first six months mainly from competitive intensity, and our marketing efforts focused on higher-value postpaid loading.

•                  Our average monthly postpaid subscriber churn rate was a record 0.79% in the second quarter of 2017 and 0.86% in the first six months of 2017, as compared to 0.90% and 0.93%, respectively, in the comparable periods of 2016. The continuing low postpaid subscriber churn rates during 2017 reflect our focus on executing customers first initiatives and retention programs. Our blended monthly subscriber churn rate was a record 1.00% in the second quarter of 2017 and 1.09% in the first six months of 2017, as compared to 1.15% and 1.21%, respectively, in the comparable periods of 2016. The improvement in our blended subscriber churn rates in 2017 reflects the changes in the postpaid churn rate as described above and improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•                  Net subscriber additions reflect postpaid net additions of 99,000 in the second quarter of 2017 and 143,000 in the first six months of 2017, compared to 61,000 and 69,000, respectively, in the comparable periods of 2016, attributed to the factors as described above affecting gross subscriber additions, as well as our marketing efforts focused on cost-effective prepaid to postpaid migrations. Prepaid subscribers decreased by 16,000 in the second quarter of 2017 and 69,000 in the first six months of 2017, as compared to decreases of 21,000 and 54,000, respectively, in the comparable periods in 2016, and reflect our focus on higher-value postpaid loading, increased competition for prepaid services, and conversions to postpaid services as described above. Net subscriber additions were 83,000 in the second quarter of 2017 and 74,000 in the first six months of 2017, reflecting year-over-year improvements of 43,000 for the quarter and 59,000 for the first six months of 2017 due to lower blended monthly churn and higher postpaid gross additions.

Equipment and other service revenues were flat in the second quarter of 2017 as higher volumes were offset by higher per-unit subsidies and competitive intensity. In the first six months of 2017, equipment and other service revenues decreased by $16 million, mainly from a combination of higher per-unit subsidies and lower retention volumes combined with competitive intensity, partly offset by increased postpaid gross additions.

Other operating income decreased by $25 million in the second quarter of 2017 and $28 million in the first six months of 2017, mainly due to non-recurring gains from the exchange of wireless spectrum licences, lower gains from sales of property, plant and equipment, and lower net gains and equity income related to real estate joint venture developments.

Inter-service revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Goods and services purchased:
Equipment sales expenses	406	371	9.4%	772	734	5.2%
Network operating expenses	201	188	6.9%	397	373	6.4%
Marketing expenses	102	97	5.2%	188	188	—%
Other[1]	205	161	27.3%	375	316	18.7%
Employee benefits expense[1]	160	158	1.3%	316	324	(2.5)%
Wireless operating expenses	1,074	975	10.2%	2,048	1,935	5.8%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses increased by $99 million in the second quarter of 2017 and $113 million in the first six months of 2017.

Equipment sales expenses increased by $35 million in the second quarter of 2017 and $38 million in the first six months of 2017, reflecting an increase in higher-value smartphones in the sales mix, including premium devices on Premium Plus plans, increasing handset costs (including the effect of higher supplier costs due to depreciation of the Canadian dollar relative to the U.S. dollar over the last two years) and increased postpaid gross additions. In the second quarter the increase in equipment sales expenses also reflects increased retention volumes.

Network operating expenses increased by $13 million in the second quarter of 2017 and $24 million in the first six months of 2017, mainly due to increased roaming expense.

Marketing expenses increased by $5 million in the second quarter of 2017, primarily due to higher advertising and promotions expenses, and higher commission expense driven by higher gross additions and higher retention volumes. Marketing expenses were flat in the first six months of 2017.

Other goods and services purchased increased by $44 million in the second quarter of 2017 and $59 million in the first six months of 2017, primarily due to higher non-labour restructuring costs including those associated with the migration of subscribers from MTS, customer support costs related to acquired MTS subscribers, an increase in external labour and higher administrative costs supporting the higher customer base.

Employee benefits expense increased by $2 million in the second quarter of 2017. For the first six months of 2017, Employee benefits expense decreased by $8 million, primarily due to the non-recurrence of significant labour-related restructuring costs from efficiency initiatives in 2016 and higher capitalized labour costs.

EBITDA — Wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2017	2016	Change		2017	2016	Change
EBITDA	783	793	(1.3)%		1,603	1,549	3.5%
Add back restructuring and other costs included in EBITDA	27	9	n/m		28	18	55.6%
Deduct gain on the exchange of wireless spectrum licences	—	(15)	n/m		—	(15)	n/m
Deduct net gains and equity income from real estate joint venture developments	(1)	(4)	(75.0)%		(1)	(4)	(75.0)%
Adjusted EBITDA[1]	809	783	3.3%		1,630	1,548	5.3%
EBITDA margin (%)	42.2	44.9	(2.7	)pts.	43.9	44.5	(0.6	)pts.
Adjusted EBITDA margin[2] (%)	43.6	44.8	(1.2	)pts.	44.7	44.7	—	pts.

(1)              See description under EBITDA in Section 11.1.

(2)              The calculation of the Adjusted EBITDA margin excludes the net gains and equity income from real estate joint venture developments, as well as the gain on the exchange of wireless spectrum licences from both EBITDA and Operating revenues, and excludes restructuring and other costs from EBITDA.

Wireless EBITDA decreased by $10 million in the second quarter of 2017 and increased by $54 million in the first six months of 2017. Wireless Adjusted EBITDA increased by $26 million in the second quarter of 2017 and $82 million in the first six months of 2017, reflecting network revenue growth driven by higher ARPU and a larger customer base, partly offset by increased equipment sales expenses, increased network operating expenses and increased external labour.

5.5 Wireline segment

Wireline trends

The trend of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, business process outsourcing services, TELUS Health revenues and TELUS TV revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance and lower wholesale volumes, competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications, continuing increased competition in the small and medium-sized business market, and in previous quarters, the lingering impacts of the economic slowdown, particularly in Alberta, which remain more prominent in the business markets.

We expect continued high-speed Internet subscriber base growth in 2017, as the economy recovers and as we continue our investments in expanding our fibre-optic network. The TELUS TV subscriber base growth has continued to experience moderate growth due to a declining overall market for paid TV services resulting from the high rate of market penetration and increased competition, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At June 30 (000s)	2017	2016	Change
Subscriber connections:
High-speed Internet subscribers[1]	1,703	1,617	5.3%
TELUS TV subscribers[1]	1,075	1,029	4.5%
Residential network access lines (NALs)[1]	1,332	1,421	(6.3)%
Total wireline subscriber connections[1]	4,110	4,067	1.1%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2017	2016	Change	2017	2016	Change
Subscriber connection net additions (losses):
High-speed Internet	17	18	(5.6)%	41	30	36.7%
TELUS TV	5	13	(61.5)%	12	24	(50.0)%
Residential NALs	(19)	(20)	5.0%	(42)	(46)	8.7%
Total wireline subscriber connection net additions	3	11	(72.7)%	11	8	37.5%

(1)              In relation to an acquisition and a divestiture both undertaken during the first quarter of 2017, beginning of period residential NALs, high-speed Internet and TELUS TV subscriber balances have been increased by a net 1,000, 6,000 and 5,000, respectively.

Operating revenues — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Data services and equipment	1,045	990	5.6%	2,080	1,983	4.9%
Voice services	311	340	(8.5)%	631	688	(8.3)%
Other services and equipment	55	55	—%	104	113	(8.0)%
Revenues arising from contracts with customers	1,411	1,385	1.9%	2,815	2,784	1.1%
Other operating income	16	9	77.8%	27	16	68.8%
External operating revenues	1,427	1,394	2.2%	2,842	2,800	1.5%
Inter-service revenues	52	48	8.3%	104	95	9.5%
Wireline operating revenues	1,479	1,442	2.5%	2,946	2,895	1.7%

•                  Data services and equipment revenues increased by $55 million in the second quarter of 2017 and $97 million in the first six months of 2017. The increases were primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.3% increase in our high-speed Internet subscribers over 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate increases; (ii) growth in business process outsourcing revenues, partly offset by foreign exchange impacts on foreign operations; (iii) increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions; and (iv) increased TELUS TV revenues resulting from a 4.5% subscriber growth over 12 months and certain rate increases. This growth was partly offset by the ongoing decline in legacy data services. In the quarter, there was an increase in equipment revenues in the business market.

•                  Voice services revenues decreased by $29 million in the second quarter of 2017 and $57 million in the first six months of 2017. The decreases reflect the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, partially offset by higher wholesale volumes and certain rate increases. We experienced a 6.3% decline in residential NALs in the 12-month period ended June 30, 2017.

•                  Wireline subscriber connection net additions were 3,000 in the second quarter of 2017 and 11,000 in the first six months of 2017, reflecting a decrease of 8,000 and an increase of 3,000, compared to the respective periods in 2016.

Net additions of high-speed Internet subscribers were 17,000 in the second quarter of 2017 and 41,000 in the first six months of 2017, reflecting a decrease of 1,000 and an increase of 11,000, respectively, compared to the net additions in the same periods in 2016. The increase in the first six months was due to the continued expansion of our high-speed broadband footprint, including fibre to the premises and the success of recently launched innovative product offerings. Net additions of TELUS TV subscribers were 5,000 for the second quarter of 2017 and 12,000 for the first six months of 2017, down 8,000 and 12,000 compared to the net additions in the respective periods in

2016. The decreases reflect lower gross additions and satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from a high rate of market penetration and the effects of heightened competitive intensity, including from OTT services. These pressures were partly offset by the continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly to fibre, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 132,000 or 5.0% over the last 12 months.

Residential NAL losses were 19,000 in the second quarter of 2017 and 42,000 in the first six months of 2017, as compared to NAL losses of 20,000 and 46,000, respectively, in the same periods in 2016. This reflects the ongoing trend of substitution to wireless and Internet-based services, as well as increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•                  Other services and equipment revenues were flat in the second quarter of 2017 and decreased by $9 million in the first six months of 2017, mainly due to declines in voice equipment sales.

Other operating income increased by $7 million in the second quarter of 2017 and $11 million in the first six months of 2017, largely attributable to the non-recurrence of a 2016 provision related to written put options issued in a 2012 business combination for the non-controlling interests; such written put options were exercised in the fourth quarter of 2016, coupled with gains on the sale of investments, partly offset by lower net gains and equity income related to real estate joint venture developments.

Inter-service revenues represent services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Goods and services purchased[1]	582	576	1.0%	1,140	1,143	(0.3)%
Employee benefits expense[1]	486	470	3.4%	954	972	(1.9)%
Wireline operating expenses	1,068	1,046	2.1%	2,094	2,115	(1.0)%

(1)              Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Total wireline operating expenses increased by $22 million in the second quarter of 2017 and decreased by $21 million in the first six months of 2017, primarily due to the following factors:

Goods and services purchased increased by $6 million in the second quarter of 2017 mainly from higher TV content costs driven by higher numbers of TV subscribers. For the first six months of 2017, goods and services purchased decreased by $3 million, as lower product costs related to decreases in data equipment revenues were only partly offset by higher TV content costs driven by higher numbers of TV subscribers.

Employee benefits expense increased by $16 million in the second quarter of 2017, primarily due to an increase in employees supporting growing business process outsourcing revenue, partly offset by foreign exchange impacts on foreign operations. For the first six months of 2017, Employee benefits expense decreased by $18 million, primarily due to the non-recurrence of significant labour-related restructuring costs from efficiency initiatives in 2016, benefits from certain contract concessions associated with our immediately vesting transformative compensation, lower compensation and benefits costs resulting from a decrease in the number of domestic FTE employees and higher capitalized labour costs. These decreases were partly offset by an increase in employees supporting growing business process outsourcing revenue, partly offset by foreign exchange effects on foreign operations.

EBITDA — Wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2017	2016	Change		2017	2016	Change
EBITDA	411	396	3.8%		852	780	9.1%
Add back restructuring and other costs included in EBITDA	12	14	(14.3)%		15	53	(71.7)%
Deduct net gains and equity income from real estate joint venture developments	(2)	(5)	(60.0)%		(2)	(5)	(60.0)%
Adjusted EBITDA[1]	421	405	4.1%		865	828	4.4%
EBITDA margin (%)	27.8	27.5	0.3	pts.	28.9	26.9	2.0	pts.
Adjusted EBITDA margin[2] (%)	28.5	28.2	0.3	pts.	29.3	28.7	0.6	pts.

(1)              See description under EBITDA in Section 11.1.

(2)              The calculation of the Adjusted EBITDA margin excludes the net gains and equity income from real estate joint venture developments from both EBITDA and Operating revenues, and excludes restructuring and other costs from EBITDA.

Wireline EBITDA increased by $15 million in the second quarter of 2017 and $72 million in the first six months of 2017. Wireline Adjusted EBITDA increased by $16 million in the second quarter of 2017 and $37 million in the first six months of 2017, due to growth in data service margins (including Internet, TELUS Health services, business process outsourcing services and TELUS TV) and our execution of cost efficiency programs, partly offset by continued declines in legacy voice services.

6.              Changes in financial position

Financial position at:	June 30	Dec. 31	Change
($ millions)	2017	2016	($ millions)	(%)	Change includes:
Current assets
Cash and temporary investments, net	371	432	(61)	(14)%	See Section 7 Liquidity and capital resources
Accounts receivable	1,408	1,471	(63)	(4)%

A decrease in days outstanding in wireless receivables and seasonally lower postpaid average revenue per subscriber unit per month (ARPU), partially offset by the accrued receivable related to the business acquisition of Manitoba Telecom Services Inc. (MTS) subscribers

Income and other taxes receivable	95	9	86	n/m	An increase due to the timing of tax instalments in excess of current income tax expense as well as payment of taxes owing for 2016
Inventories	321	318	3	1%	An increase in work in progress, offset by a decrease in wireless handset inventory due to a seasonally lower volume of handsets on hand during the second quarter
Prepaid expenses	416	233	183	79%	Increase due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and annual wireless spectrum licence fees, net of amortization
Current derivative assets	1	11	(10)	(91)%	A decrease in U.S. currency hedging items.
Current liabilities
Short-term borrowings	100	100	—	—%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,222	2,330	(108)	(5)%	A decrease in payroll and other employee-related liabilities due to payment of variable pay for 2016 made in the first quarter of 2017 and the timing of accounts payable
Income and other taxes payable	38	37	1	3%	An increase due to the timing of current income tax expense in excess of tax instalments
Dividends payable	293	284	9	3%	n/m
Advance billings and customer deposits	785	737	48	7%	An increase in advance billings due to the upfront payment for the hardware, maintenance and installation of a managed voice solution, as well as increased subscriber growth during the year
Provisions	69	124	(55)	(44)%	Amounts paid out under restructuring initiatives exceeded new restructuring provisions
Current maturities of long-term debt	1,297	1,327	(30)	(2)%

An increase of $419 in outstanding commercial paper, as well as $250 of our 1.50% Notes, Series CS in March 2018 reclassified from long-term debt, offset by the maturation of $700 of our 4.95% Notes, Series CD in March 2017

Current derivative liabilities	35	12	23	n/m	An increase in U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,227)	(2,477)	250	10%

Current assets increased by $138, while Current liabilities decreased by $112.

Historically, TELUS has had a negative working capital position. See Capital structure management policies in Section 4.3 of this MD&A and the Liquidity risk discussion in Section 7.9 of our 2016 annual MD&A.

Financial position at:	June 30	Dec. 31	Change
($ millions)	2017	2016	($ millions)	(%)	Change includes:
Non-current assets
Property, plant and equipment, net	10,902	10,464	438	4%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,612	10,364	248	2%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	4,121	3,787	334	9%	Acquisitions of MTS subscribers and a pharmacy management services provider
Other long-term assets	766	640	126	20%	Pension and post-retirement assets increased due to positive returns earned on plan assets.
Non-current liabilities
Provisions	406	395	11	3%	n/m
Long-term debt	12,247	11,604	643	6%	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	764	736	28	4%	Other long-term liabilities increased due to an increase in the accrual for share-based compensation
Deferred income taxes	2,347	2,107	240	11%	Increase in temporary differences between the accounting and tax basis of assets and liabilities, as well as adjustments recognized in the current period for income taxes of prior periods.
Owners’ equity
Common equity	8,373	7,917	456	6%

Includes Net income of $812  and Other comprehensive income of $97, issue of shares in a business combination of $100, and dividends reinvested and optional cash payments of $23, net of dividend declarations of $576 (see Section 7.4 Cash provided (used) by financing activities)

Non-controlling interests	37	19	18	95%	Includes Net income of $15, Other comprehensive income of $2 and adjustments arising from the 35% non-controlling interests in TELUS International (Cda) Inc. of $1.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Cash provided by operating activities	1,126	892	26.2%	1,835	1,455	26.1%
Cash used by investing activities	(1,221)	(735)	66.1%	(2,043)	(1,395)	46.5%
Cash provided (used) by financing activities	(328)	(207)	58.5%	147	145	1.4%
Increase (decrease) in Cash and temporary investments, net	(423)	(50)	n/m	(61)	205	(129.8)%
Cash and temporary investments, net, beginning of period	794	478	66.1%	432	223	93.7%
Cash and temporary investments, net, end of period	371	428	(13.3)%	371	428	(13.3)%

7.2 Cash provided by operating activities

Cash provided by operating activities increased by $234 million in the second quarter of 2017 and $380 million in the first six months of 2017.

Analysis of changes in cash provided by operating activities

($ millions)	Second quarter	Six-month period
Cash provided by operating activities, three-month and six-month periods ended June 30, 2016	892	1,455
Year-over-year changes:
Higher EBITDA (See Section 5.4 Wireless segment and Section 5.5 Wireline segment)	5	126
Lower share-based compensation cash outflows, net of expense	1	1
Higher (lower) employer contributions to defined benefits plans, net of expense	(1)	1
Lower (higher) restructuring disbursements, net of restructuring expenses	11	(7)
Lower (higher) interest paid	7	(12)
Lower income taxes paid, net of recoveries received	117	244
Other	94	27
Cash provided by operating activities, three-month and six-month periods ended June 30, 2017	1,126	1,835

•                  Income taxes paid, net of refunds received, decreased in 2017, reflecting lower required instalment payments and a larger final income tax payment in the first quarter of 2016 in respect of the 2015 income tax year.

•                  Other operating working capital changes in the first six months of 2017 include a decrease in Accounts payable and accrued liabilities, net of a decrease in Accounts receivable. (See Section 6 Changes in financial position and Note 31(a) in the interim consolidated financial statements.)

7.3 Cash used by investing activities

Cash used by investing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Cash payments for capital assets, excluding spectrum licences	(754)	(614)	(140)	(1,550)	(1,260)	(290)
Cash payments for spectrum licences	—	(145)	145	—	(145)	145
Cash payments for acquisitions, net	(466)	—	(466)	(478)	(2)	(476)
Real estate joint venture advances	(8)	(11)	3	(13)	(23)	10
Real estate joint venture receipts	1	41	(40)	4	41	(37)
Proceeds on dispositions and Other	6	(6)	12	(6)	(6)	—
Cash used by investing activities	(1,221)	(735)	(486)	(2,043)	(1,395)	(648)

•                  The increase in Cash payments for capital assets, excluding spectrum licences, for both the second quarter of 2017 and first six months of 2017 was composed of:

•                  An increase in capital expenditures of $41 million in the second quarter of 2017 and $147 million in the first six months of 2017 (see Capital expenditure measures table and discussion below)

•                  Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities decreased by $99 million in the second quarter of 2017 and $143 million in the first six months of 2017.

•                  For the first six months of 2017, there were no cash payments for spectrum licences. Payments for spectrum licences in 2016 were monetary consideration as part of an approved spectrum licence exchange.

•                  In the second quarter of 2017, we made cash payments for business acquisitions and related investments described in Section 1.3, complementary to our existing lines of business.

•                  Receipts from real estate joint ventures, net of advances in 2016, resulted mainly from repayment of construction financing from the TELUS Garden real estate joint venture as TELUS Garden opened in September 2015.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except capital intensity)	2017	2016	Change		2017	2016	Change
Capital expenditures[1]
Wireless segment	259	258	0.4%		508	438	16.0%
Wireline segment	551	511	7.8%		1,026	949	8.1%
Consolidated	810	769	5.3%		1,534	1,387	10.6%
Wireless segment capital intensity (%)	14	15	(1	)pt.	14	13	1	pt.
Wireline segment capital intensity (%)	37	35	2	pts.	35	33	2	pts.
Consolidated capital intensity[2] (%)	25	24	1	pt.	24	22	2	pts.

(1)              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the interim consolidated statements of cash flows.

(2)              See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased by $1 million in the second quarter of 2017 and $70 million in the first six months of 2017 due to continuing investments in our fibre-optic network to support our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to 5G. During the first six months of 2017, we also expanded our investment in Manitoba to improve coverage, capacity and speeds to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network. Additionally, we continued to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets.

Wireline segment capital expenditures increased by $40 million in the second quarter of 2017 and $77 million in the first six months of 2017. The increases were due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. These investments support our high-speed Internet and Optik TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extends the reach and functionality of our business and healthcare solutions.

7.4 Cash provided (used) by financing activities

Cash provided (used) by financing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2017	2016	Change	2017	2016	Change
Dividends paid to holders of Common Shares	(260)	(261)	1	(544)	(524)	(20)
Purchase of Common Shares for cancellation	—	(61)	61	—	(121)	121
Issuance and repayment of short-term borrowings	—	3	(3)	—	3	(3)
Long-term debt issued net of redemptions and repayment	(68)	(171)	103	701	504	197
Issue of shares by subsidiary to non-controlling interests	—	292	(292)	—	292	(292)
Other	—	(9)	9	(10)	(9)	(1)
	(328)	(207)	(121)	147	145	2

Dividends paid to the holders of Common Shares

The increase in dividends paid to the holders of Common Shares for the first six months of 2017 reflect higher dividend rates under our dividend growth program (see Section 4.3). In connection with dividends declared during the three-month and six-month periods ended June 30, 2017, the dividend reinvestment and share purchase plan trustee purchased shares from Treasury for the dividend reinvestment and share purchase plan. During the three-month and six-month periods ended June 30, 2017, the trustee purchased approximately 0.4 million Common Shares for approximately $16 million, and approximately 0.7 million Common Shares for approximately $31 million, respectively, with no discount applicable in either period. Subsequent to June 30, 2017, we paid dividends of $293 million to the holders of Common Shares in July 2017, including approximately $23 million or approximately 0.5 million Common Shares of reinvested dividends.

Purchase of Common Shares for cancellation

No Common Shares were purchased for cancellation in the second quarter or first six months of 2017.

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Such proceeds were $100 million at June 30, 2017, unchanged since June 30, 2016.

Long-term debt issues and repayments

In the second quarter of 2017, long-term debt repayments net of issues decreased by $103 million, primarily composed of:

•                  A net decrease in commercial paper, including foreign exchange effects, of $90 million in the second quarter of 2017, to a balance of $1,032 million at June 30, 2017, (U.S.$794 million) from $1,122 million at March 31, 2017, (U.S.$844 million). Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  A decrease from the amortization on the term loan component of the TELUS International (Cda) Inc. credit facility. As at June 30, 2017, net draws were $294 million ($288 million net of unamortized issue costs), all of which were denominated in U.S. dollars (U.S.$226 million). As at March 31, 2017, net draws were $305 million ($298 million net of unamortized issue costs), all of which were denominated in U.S. dollars (U.S.$229 million).

In the first six months of 2017, long-term debt issues net of repayments increased by $197 million , primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $419 million in the first six months of 2017 from $613 million (U.S.$456 million) at December 31, 2016.

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility. As at December 31, 2016, net draws were $340 million ($332 million net of unamortized issue costs), all of which were denominated in U.S. dollars (U.S.$253 million).

•                  The March 2017 issues of U.S.$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048. For the U.S. issuance, we have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar: U.S. dollar foreign exchange rate for the entire term of the notes by entering into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 3.41% and an effective issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348). For additional information on these notes, please refer to Note 26(b) of the interim consolidated financial statements.

•                  The March 2017 repayment of $700 million of Series CD Notes.

In comparison, long-term debt repayments, net of issues, were $173 million in the second quarter of 2016 and were composed of:

•                  The repayment of Series CI Notes of $600 million in May 2016, partly offset by amounts drawn on the TELUS International (Cda) Inc. credit facility of $359 million as well an increase in commercial paper of $84 million.

Long-term debt issues, net of repayments, were $504 million in the first six months of 2016 and were composed of:

•                  An increase in commercial paper from $256 million at December 31, 2015, to $975 million at June 30, 2016, all of which were denominated in U.S. dollars (U.S.$755 million), partly offset by the repayment of Series CI Notes.

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) increased to approximately 11.1 years at June 30, 2017, compared to approximately 11.0 years at June 30, 2016. Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.16% at June 30, 2017, as compared to 4.32% at June 30, 2016.

Issue of shares by subsidiary to non-controlling interest

In June 2016, we announced the completion of the agreement whereby a subsidiary issued shares to Baring Private Equity Asia, which acquired a 35% non-controlling interest in TELUS International (Cda) Inc. There was no comparable activity in the second quarter or first six months of 2017.

7.5 Liquidity and capital resource measures

Net debt was $13.4 billion at June 30, 2017, an increase of $1.1 billion when compared to one year earlier, resulting mainly from the issuances of the U.S.$500 million of senior unsecured notes and the $325 million of senior unsecured notes, as described in Section 7.4.

Fixed-rate debt as a proportion of total indebtedness was 90% as at June 30, 2017, up from 89% one year earlier, mainly due to the two unsecured note issuances in the first six months of 2017 described in Section 7.4, coupled with a decrease in the amounts drawn on the TELUS International (Cda) Inc. credit facility, partially offset by an increase in commercial paper.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.79 times, as measured at June 30, 2017, up from 2.67 one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent and providing reasonable access to capital. As at June 30, 2017, this ratio remains outside of the long-term objective range due to prior issuance of incremental debt primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion, which were auctioned in unprecedented amounts and in atypical concentrations during those years, partially offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We expect this ratio to decline in 2018 and we continue to expect to return to within the objective range in the medium term, consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2017	2016	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	13,404	12,257	1,147
EBITDA — excluding restructuring and other costs	4,806	4,596	210
Net interest cost	560	525	35
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	90	89	1	pt.
Average term to maturity of long-term debt (excluding commercial paper) (years)	11.1	11.0	0.1
Weighted average interest rate on long-term debt (excluding commercial paper) (%)	4.16	4.32	(0.16	) pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.79	2.67	0.12
Coverage ratios[1] (times)
Earnings coverage	4.0	4.6	(0.6)
EBITDA — excluding restructuring and other costs interest coverage	8.6	8.8	(0.2)
Other measures[1] (%)
Dividend payout ratio	91	74	17	pts.
Dividend payout ratio of adjusted net earnings	78	75	3	pts.

(1)                                 See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended June 30, 2017, was 4.0 times, down from 4.6 times one year earlier. A decrease in income before borrowing costs and income taxes reduced the ratio by 0.4, while an increase in borrowing costs reduced the ratio by 0.2.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended June 30, 2017, was 8.6 times, down from 8.8 times one year earlier. An increase in net interest costs reduced the ratio by 0.6, while growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout ratio guideline of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We currently expect that we will be within our target guideline for the 2017 fiscal year on a prospective dividend payout ratio basis. The historical measures for the 12-month period ended June 30, 2017, are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range. The immediately vesting transformative compensation expense described in our 2016 annual MD&A impacted the dividend payout ratio for the 12-month period ended June 30, 2017 by 14% and was the single largest adjustment in calculating the denominator of adjusted net earnings.

7.6 Credit facilities

At June 30, 2017, we had available liquidity of more than $1.2 billion from the TELUS revolving credit facility, approximately $120 million available liquidity from the TELUS International (Cda) Inc. credit facility and $128 million available from uncommitted letters of credit facilities. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions that expires on May 31, 2021. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at June 30, 2017

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2021	2,250	—	—	(1,032)	1,218

(1)                                 Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00, at the end of any financial quarter. Our consolidated leverage ratio was approximately 2.77 to 1.00 as at June 30, 2017, and our consolidated coverage ratio was approximately 8.58 to 1.00 as at June 30, 2017. These ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at June 30, 2017, including a U.S. dollar-denominated commercial paper program for up to U.S.$1.0 billion within this maximum aggregate amount. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at June 30, 2017, our subsidiary TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on May 31, 2021, with a syndicate of financial institutions. The credit facility is composed of a revolving U.S.$115 million component and an amortizing U.S.$215 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at June 30, 2017, $294 million ($288 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (U.S.$226 million), with a weighted average interest rate of 2.75%.

Other letter of credit facilities

At June 30, 2017, we had $213 million of letters of credit outstanding (December 31, 2016 — $210 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $128 million at June 30, 2017.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2018, and available liquidity was $400 million as at June 30, 2017. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd., or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of August 11, 2017.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of August 11, 2017.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks they may be subject to were described in Section 7.9 of our 2016 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As of the date of this MD&A, we can offer up to $1.2 billion of long-term debt or equity securities pursuant to a shelf prospectus that is effective until April 2018.

At June 30, 2017, we had available liquidity of more than $1.2 billion from unutilized credit facilities and $128 million from uncommitted letters of credit facilities (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We also had $371 million in cash and temporary investments at June 30, 2017. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2017, our contractual commitments related to the acquisition of property, plant and equipment were $195 million through to December 31, 2019, as compared to $436 million over a period ending December 31, 2020, reported in our 2016 annual report. The decrease was primarily due to the completion of the update to our radio access network described in Section 2, combined with a decrease in commitments related to our fibre expansion.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands. However, when it is determined in respect of a particular claim that payments to claimants are probable, we accrue an estimate of the liability.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

At June 30, 2017, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2017	July 31, 2017
Common Shares	593	594
Common Share options — all exercisable (one for one)	1	1

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $11 million and $19 million, in the second quarter and first six months of 2017, respectively, as compared to $9 million and $25 million in the comparable periods in 2016, respectively. See Note 30(a) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the second quarter of 2017, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of our interim consolidated financial statements. As at June 30, 2017, the proportion of space leased in the TELUS Garden office tower was approximately 99%. Closing was completed for the majority of residential units in the TELUS Garden residential condominium project in the fourth quarter of 2016, with the remaining units expected to close in 2017.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2019 (approximately $99 million at June 30, 2017) and construction credit facilities ($342 million with three Canadian financial institutions as 66 2/3% lender and TELUS as 33 1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2016. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2016 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2016 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.              Update to assumptions

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2017 outlook, as described in Section 9 General trends, outlook and assumptions of our 2016 annual MD&A, remain the same, except for the following updates as follows:

•                  Our revised estimate for economic growth in Canada is approximately 2.2% in 2017 as updated in our first quarter 2017 MD&A (previously 1.8% as reported in our 2016 annual MD&A). We also revised our estimate regarding economic growth in Alberta. It will be 2.4% in 2017 as updated in our first quarter 2017 MD&A (previously a growth range of 1.0 to 2.0% as reported in our 2016 annual MD&A).

The competitive and dynamic environment in which we operate will affect how both the magnitude and timing of economic growth will impact us.

9.1 Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage.

The following are updates to Section 9.4 Telecommunications industry regulatory developments and proceedings in our 2016 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada. It also licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. As well, ISED establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Telecommunications-related issues

Review of competitor quality of service regime

The CRTC has commenced Telecom Notice of Consultation CRTC 2017-49 to review the regulatory framework for the competitor quality of service regime (CQoS). CQoS applies to certain wholesale services we provide to competitors. It establishes standards for certain aspects of service provision and requires TELUS to rebate a portion of rates where we fail to meet those standards. TELUS is also subject to tracking, reporting and auditing requirements. This proceeding will consider whether a regime is needed, what services should be subject to the regime, which service providers will be subject to the regime, the appropriateness of the rate rebates and other similar matters. A decision is not expected before the first quarter of 2018. This proceeding is not expected to have a significant impact on TELUS.

Review regulatory framework for message relay service

On February 2, 2017, the CRTC initiated a proceeding to review the regulatory framework and marketplace environment for text-based message relay services. Local exchange carriers are required to provide these services that enable people with a hearing or speech disability to make and receive telephone calls. The CRTC has initiated this review because these services are in declining use in light of technological developments that have made other text messaging services convenient for customers. TELUS is participating in this review. It is not expected that the outcome of this proceeding will have a significant impact on TELUS.

Phase-out of local service subsidy regime

The CRTC has issued Telecom Notice of Consultation CRTC 2017-92 in which it is seeking comments on its proposed approach to the phase-out of the local service subsidy regime and associated policies. This notice is part of the followup activities resulting from Modern Telecommunications Services  — The path forward for Canada’s digital economy, Telecom Regulatory Policy CRTC 2016-496 issued on December 21, 2016. TELUS continues to have the obligation to serve to provide local telephone service in all exchanges which our competitors do not have. TELUS will participate in this proceeding to seek greater pricing flexibility in regulated high cost exchanges if subsidies are removed and ensure we are compensated for any obligation to serve. It is too early at this stage to determine the potential impact of the proceeding on TELUS.

Development of the CRTC’s new broadband funding regime

On April 25, 2017, the CRTC issued Development of the Commission’s broadband funding regime, Telecom Notice of Consultation CRTC 2017-112. This consultation follows on the CRTC’s Modern Telecommunications Services decision issued on December 21, 2016, in which the CRTC set a new universal service objective that included fixed and mobile wireless broadband Internet access services, and stated that it would begin to shift the focus of its current regulatory frameworks from wireline voice services to broadband in order to assist in expanding the availability and adoption of broadband Internet access services. The CRTC also set out its preliminary views on the establishment of a new broadband funding mechanism in that decision. The CRTC has now issued a notice calling for comments on the various issues pertaining to the establishment of the new broadband funding regime, including governance of the new fund, operating and accountability frameworks, as well as eligibility and assessment criteria for proposed projects. The CRTC is also seeking comments on its preliminary views on the new broadband fund set out in Telecom Regulatory Policy 2016-496, and is also seeking responses to a series of questions. It is too early to determine the potential impact that this proceeding may have on TELUS.

Governor in Council’s request to the CRTC to reconsider wireless service providers’ wholesale mobile roaming service tariffs

The Governor in Council has ordered the CRTC to reconsider Wholesale mobile wireless roaming service tariffs - Final terms and conditions, Telecom Decision CRTC 2017-56. More specifically, the CRTC has been asked to reconsider whether Wi-Fi networks could count as a home network for wireless service providers seeking mandated roaming. The CRTC’s reconsideration is to be completed by March 31, 2018. In response to this request, the CRTC has issued Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service, Telecom Notice of Consultation CRTC 2017-259, thereby initiating a proceeding to review this matter. Subsequent to the Governor in Council’s order, a company called TNW Wireless Inc. brought an application requesting the CRTC to order TELUS (and Bell Mobility) to provide wholesale roaming for a primarily Wi-Fi based service offering. It is not yet clear whether the CRTC will consider this matter separately from the review proceeding. It is too early to determine the potential impact that this proceeding may have on TELUS.

Decision on Review of the Wireless Code

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code. The major changes to the Wireless Code relate to: (i) the removal of unlocking fees and the requirement to sell all devices unlocked as of December 1, 2017; (ii) changes to how the $50 data usage cap and $100 data roaming cap are calculated and how consent to obtain additional usage is obtained; and (iii) amendments to the mandated trial period for customers who obtain a postpaid wireless contract. Changes to the Wireless Code are to be implemented by December 1, 2017. TELUS has commenced its implementation process and is assessing the impacts of these changes. However, it is not expected that these changes will have a significant impact on TELUS.

Broadcasting-related issues

Review and modernizing of the Broadcasting Act and Telecommunications Act

In the federal government’s budget announcement on March 22, 2017, the federal government recognized the impact of the digital age on Canada’s media and broadcasting industries and indicated its intention to review and modernize the Broadcasting Act and the Telecommunications Act, looking specifically at issues relating to content creation in the digital age, net neutrality and cultural diversity. This announcement dovetails with the review of Canada’s cultural policies as described in Section 9.4 of our 2016 annual MD&A. TELUS participated in all phases of that consultation and will continue to participate in the upcoming phases of this review of the Acts. Further details on this review will be announced in the coming months. It is unknown at this time whether there will be a material impact on TELUS’ operations resulting from this review.

North American Free Trade Agreement Negotiations

The Office of the United States Trade Representative has released its summary of objectives for the renegotiation of the North American Free Trade Agreement (NAFTA) between Canada, the United States and Mexico. The United States government has identified a number of objectives including trade in services (including telecommunications services), digital trade in goods and services and cross-border data flows, intellectual property (including copyright) and competition policy, amongst other issues, as potential items for negotiation. The Government of Canada is not obligated to publish a similar set of objectives and as a result, Canadian objectives may not be clear until negotiations begin. NAFTA negotiations are expected to commence mid-August 2017. It is too early to determine what issues will be negotiated, the outcome of negotiations, and the potential impact that the NAFTA negotiations may have on TELUS.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2016 annual MD&A and have not materially changed since December 31, 2016. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate redevelopment partnerships, gains on the exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments and asset retirements related to restructuring activities. (See Analysis of Net income and Analysis of basic EPS in Section 1.3).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended June 30 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.9125	1.76
Denominator — Net income per Common Share	2.10	2.39
Ratio (%)	91	74

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, business acquisition-related provisions, immediately vesting transformative compensation expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended June 30 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.9125	1.76
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,241	1,420
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(13)	(5)
Deduct gain on the exchange of wireless spectrum licences, after income taxes	—	(13)
Add back business acquisition-related provisions, after income taxes	8	7
Add back transformative compensation expense, after income taxes	224	—
Add back net unfavourable (deduct net favourable) income tax-related adjustments	(19)	(13)
	1,441	1,396
Denominator — Adjusted net earnings per Common Share	2.44	2.35
Adjusted ratio (%)	78	75

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended June 30 ($ millions, except ratio)	2017	2016
Net income attributable to Common Shares	1,241	1,420
Income taxes (attributable to Common Shares)	430	490
Borrowing costs (attributable to Common Shares)[1]	551	527
Numerator	2,222	2,437
Denominator — Borrowing costs	551	527
Ratio (times)	4.0	4.6

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We may also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2017	2016	2017	2016
Net income	386	416	827	794
Financing costs	142	134	280	257
Income taxes	140	140	290	279
Depreciation	391	385	793	770
Amortization of intangible assets	135	114	265	229
EBITDA	1,194	1,189	2,455	2,329
Add back restructuring and other costs	39	23	43	71
EBITDA — excluding restructuring and other costs	1,233	1,212	2,498	2,400
Deduct gain on the exchange of wireless spectrum licences	—	(15)	—	(15)
Deduct net gains and equity income from real estate joint venture developments	(3)	(9)	(3)	(9)
Adjusted EBITDA	1,230	1,188	2,495	2,376

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2017	2016	2017	2016
EBITDA	1,194	1,189	2,455	2,329
Deduct non-cash gains from the sale of property, plant and equipment	—	(8)	(1)	(11)
Restructuring costs net of disbursements	—	(11)	(46)	(39)
Deduct net gains and equity income from real estate joint venture developments	(3)	(9)	(3)	(9)
Deduct gain on the exchange of wireless spectrum licences	—	(15)	—	(15)
Items from the interim consolidated statements of cash flows:
Share-based compensation	23	22	39	38
Net employee defined benefit plans expense	20	22	41	44
Employer contributions to employee defined benefit plans	(13)	(14)	(35)	(39)
Interest paid	(125)	(132)	(267)	(255)
Interest received	1	1	1	1
Capital expenditures (excluding spectrum licences)	(810)	(769)	(1,534)	(1,387)
Other	6	—	6	—
Free cash flow before income taxes	293	276	656	657
Income taxes paid, net of refunds	(33)	(150)	(179)	(423)
Free cash flow	260	126	477	234

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2017	2016	2017	2016
Free cash flow	260	126	477	234
Add (deduct):
Capital expenditures (excluding spectrum licences)	810	769	1,534	1,387
Adjustments to reconcile to Cash provided by operating activities	56	(3)	(176)	(166)
Cash provided by operating activities	1,126	892	1,835	1,455

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

At June 30 ($ millions)	2017	2016
Long-term debt including current maturities	13,544	12,522
Debt issuance costs netted against long-term debt	74	59
Derivative liabilities, net	64	1
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(7)	—
Cash and temporary investments	(371)	(428)
Short-term borrowings	100	103
Net debt	13,404	12,257

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2017 and 2016. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $560 million in the 12-month period ended June 30, 2017, and $525 million in the 12-month period ended June 30, 2016.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition, we include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of restructuring and other costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2017	2016	2017	2016
Goods and services purchased	23	12	27	16
Employee benefits expense	16	11	16	55
Restructuring and other costs included in EBITDA	39	23	43	71

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Six months
Periods ended June 30 (millions except per share amounts)	2017	2016	2017	2016
OPERATING REVENUES
Service	$3,091	$2,952	$6,118	$5,876
Equipment	168	164	326	336
Revenues arising from contracts with customers	3,259	3,116	6,444	6,212
Other operating income	14	32	27	44
	3,273	3,148	6,471	6,256
OPERATING EXPENSES
Goods and services purchased	1,433	1,331	2,746	2,631
Employee benefits expense	646	628	1,270	1,296
Depreciation	391	385	793	770
Amortization of intangible assets	135	114	265	229
	2,605	2,458	5,074	4,926
OPERATING INCOME	668	690	1,397	1,330
Financing costs	142	134	280	257
INCOME BEFORE INCOME TAXES	526	556	1,117	1,073
Income taxes	140	140	290	279
NET INCOME	386	416	827	794
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	19	1	10	(9)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	—	6	3	2
Change in unrealized fair value of available-for-sale financial assets	2	(3)	—	(3)
	21	4	13	(10)
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	18	94	86	17
	39	98	99	7
COMPREHENSIVE INCOME	$425	$514	$926	$801
NET INCOME ATTRIBUTABLE TO:
Common Shares	$379	$416	$812	$794
Non-controlling interests	7	—	15	—
	$386	$416	$827	$794
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares	$418	$510	$909	$797
Non-controlling interests	7	4	17	4
	$425	$514	$926	$801
NET INCOME PER COMMON SHARE
Basic	$0.64	$0.70	$1.37	$1.34
Diluted	$0.64	$0.70	$1.37	$1.34

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	592	593	591	593
Diluted	593	594	592	594

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and temporary investments, net	$371	$432
Accounts receivable	1,408	1,471
Income and other taxes receivable	95	9
Inventories	321	318
Prepaid expenses	416	233
Current derivative assets	1	11
	2,612	2,474
Non-current assets
Property, plant and equipment, net	10,902	10,464
Intangible assets, net	10,612	10,364
Goodwill, net	4,121	3,787
Other long-term assets	766	640
	26,401	25,255
	$29,013	$27,729

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	2,222	2,330
Income and other taxes payable	38	37
Dividends payable	293	284
Advance billings and customer deposits	785	737
Provisions	69	124
Current maturities of long-term debt	1,297	1,327
Current derivative liabilities	35	12
	4,839	4,951
Non-current liabilities
Provisions	406	395
Long-term debt	12,247	11,604
Other long-term liabilities	764	736
Deferred income taxes	2,347	2,107
	15,764	14,842
Liabilities	20,603	19,793
Owners’ equity
Common equity	8,373	7,917
Non-controlling interests	37	19
	8,410	7,936
	$29,013	$27,729

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income	$386	$416	$827	$794
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	526	499	1,058	999
Deferred income taxes	93	32	186	1
Share-based compensation expense, net	23	22	39	38
Net employee defined benefit plans expense	20	22	41	44
Employer contributions to employee defined benefit plans	(13)	(14)	(35)	(39)
Other	24	(17)	5	(13)
Net change in non-cash operating working capital	67	(68)	(286)	(369)
Cash provided by operating activities	1,126	892	1,835	1,455
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(754)	(614)	(1,550)	(1,260)
Cash payments for spectrum licences	—	(145)	—	(145)
Cash payments for acquisitions	(466)	—	(478)	(2)
Real estate joint ventures advances	(8)	(11)	(13)	(23)
Real estate joint venture receipts	1	41	4	41
Proceeds on disposition	3	—	6	—
Other	3	(6)	(12)	(6)
Cash used by investing activities	(1,221)	(735)	(2,043)	(1,395)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(260)	(261)	(544)	(524)
Purchase of Common Shares for cancellation	—	(61)	—	(121)
Issuance and repayment of short-term borrowings	—	3	—	3
Long-term debt issued	1,543	2,041	4,061	3,287
Redemptions and repayment of long-term debt	(1,611)	(2,212)	(3,360)	(2,783)
Issue of shares by subsidiary to non-controlling interests	—	292	—	292
Other	—	(9)	(10)	(9)
Cash provided (used) by financing activities	(328)	(207)	147	145
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(423)	(50)	(61)	205
Cash and temporary investments, net, beginning of period	794	478	432	223
Cash and temporary investments, net, end of period	$371	$428	$371	$428
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(125)	$(132)	$(267)	$(255)
Interest received	$1	$1	$1	$1
Income taxes paid, net	$(33)	$(150)	$(179)	$(423)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
June 30 (millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$1,732	$1,615	$1,359	$1,337	$—	$—	$3,091	$2,952
Equipment	116	116	52	48	—	—	168	164
Revenues arising from contracts with customers	1,848	1,731	1,411	1,385	—	—	3,259	3,116
Other operating income	(2)	23	16	9	—	—	14	32
	1,846	1,754	1,427	1,394	—	—	3,273	3,148
Inter-service revenues	11	14	52	48	(63)	(62)	—	—
	$1,857	$1,768	$1,479	$1,442	$(63)	$(62)	$3,273	$3,148
EBITDA [1]	$783	$793	$411	$396	$—	$—	$1,194	$1,189
CAPEX [2]	$259	$258	$551	$511	$—	$—	$810	$769
					Operating revenues – external (above)		$3,273	$3,148
					Goods and services purchased		1,433	1,331
					Employee benefits expense		646	628
					EBITDA (above)		1,194	1,189
					Depreciation		391	385
					Amortization		135	114
					Operating income		668	690
					Financing costs		142	134
					Income before income taxes		$526	$556

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$3,411	$3,195	$2,707	$2,681	$—	$—	$6,118	$5,876
Equipment	218	233	108	103	—	—	326	336
Revenues arising from contracts with customers	3,629	3,428	2,815	2,784	—	—	6,444	6,212
Other operating income	—	28	27	16	—	—	27	44
	3,629	3,456	2,842	2,800	—	—	6,471	6,256
Inter-service revenues	22	28	104	95	(126)	(123)	—	—
	$3,651	$3,484	$2,946	$2,895	$(126)	$(123)	$6,471	$6,256
EBITDA [1]	$1,603	$1,549	$852	$780	$—	$—	$2,455	$2,329
CAPEX [2]	$508	$438	$1,026	$949	$—	$—	$1,534	$1,387
					Operating revenues – external (above)		$6,471	$6,256
					Goods and services purchased		2,746	2,631
					Employee benefits expense		1,270	1,296
					EBITDA (above)		2,455	2,329
					Depreciation		793	770
					Amortization		265	229
					Operating income		1,397	1,330
					Financing costs		280	257
					Income before income taxes		$1,117	$1,073

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).